

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2012

Via E-mail
Mr. Naritomo Ikeue
President
UBIC, Inc.
Meisan Takahama Building
2-12-23 Kounan
Minato-ku, Tokyo 108-0075
Japan

> **Re:** **UBIC, Inc.**
> **Registration Statement on Form F-1**
> **Filed November 1, 2012**
> **File No. 333-184691**

Dear Mr. Ikeue:

We have reviewed the above-referenced filing and the related response letter dated November 1, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 22, 2012.

Selected Consolidated Financial and Other Data, page 33

1. Revise to include pro forma earnings per share information giving effect to the number of shares issued in this offering whose proceeds will be used to repay a portion of your outstanding long-term borrowings. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma calculations. We refer you to SAB Topic 3.A by analogy and Rule and Rule 11-02(b)(7) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

2. It is unclear to us from your response to prior comment 3 and your revised disclosures on page 42 whether or not the percentage of operating income as a percentage of total revenue for the three months ended June 30, 2012 represents an anticipated trend in your operations for future quarters. Please revise your disclosures to indicate the anticipated potential impact on your future operations from your global expansion effort on the percentage of operating income as a percentage of total revenue.

Mr. Naritomo Ikeue
UBIC, Inc.
November 21, 2012
Page 2

Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-13

3.   We note from your revised disclosures on page 61 that the actual collection term for trade
        receivables due from law firms in the U.S. may be longer because of the additional time
        required to complete administrative verification procedures at both the law firms and
        their clients and then to collect the payment from the end-user clients. To the extent that
        collection of revenue from your U.S. clients is contingent upon payment from the end-
        user clients, please explain further how you determine that collectability is reasonably
        assured for revenue recognition purposes.

        Please be sure that your amended filing includes a marked version that conforms to the
provisions of Rule 310 of Regulation S-T. Marked copies in HTML format that show changes
within paragraphs help us to expedite our review.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen A.
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments
on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor,
at (202) 551-3105, Mary Cascio, Special Counsel, at (202) 551-3676 or the undersigned at (202)
551-3462 with any other questions. If you thereafter require further assistance, you may contact
Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                        Sincerely,

                                                        /s/ Mark P. Shuman

                                                        Mark P. Shuman
                                                        Branch Chief – Legal

cc: Via E-mail
        Michael S. Turner, Esq.
        DLA Piper LLP (US)